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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 3)*
                                          --

                          SIGMATRON INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    82661L101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   Arthur Don
                                Seyfarth Shaw LLP
                        55 East Monroe Street, Suite 4200
                                Chicago, IL 60603
                                 (312) 346-8000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 22, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 82661L101                                                 PAGE 2 OF 10
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    CYRUS TANG REVOCABLE TRUST DATED MARCH 17, 1997

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) /x/

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)
    N/A

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)


--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization
    NEVADA

--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of         397,063

   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially        0

Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting         397,063

   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With            0

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     397,063

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     \x\*
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     11.1%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO

* Excludes certain shares held by other entities over which Cyrus Tang, as Trustee and beneficiary of the Trust, has current voting and dispositive power.

CUSIP No. 82661L101                                                 PAGE 3 OF 10
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    TANG FOUNDATION FOR THE RESEARCH OF TRADITIONAL CHINESE MEDICINE

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) /x/

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)
    N/A

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)


--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization
    NEVADA

--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of         257,234

   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially        0

Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting         257,234

   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With            0

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     257,234

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     \x\**
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     7.2%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO

**Excludes certain shares held by other entities over which Cyrus Tang, who has effective control of the Tang Foundation for the Research of Traditional Chinese Medicine, has current voting and dispositive power.

CUSIP No. 82661L101                                                 PAGE 4 OF 10
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    CYRUS TANG

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) /x/

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)
    N/A

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)


--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization
    NEVADA

--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of         397,063

   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially        0

Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting         397,063

   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With            0

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     397,063***

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     \x\*
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     11.1%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN


*** Does not include any shares held by the Tang Foundation for the Research of Traditional Chinese Medicine. Pursuant to Rule 13d-4 under the Securities Exchange Act, as amended, Cyrus Tang disclaims beneficial ownership of any and all shares held by the Tang Foundation for the Research of Traditional Chinese Medicine. However, for as long as he shall live, Cyrus Tang effectively has the power to vote and dispose of the shares held by the above referenced foundation. See Item 6.

ITEM 1. SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Statement" or this "Schedule 13D") relates to the common stock, par value $.01 per share (the "Common Stock"), of SigmaTron International, Inc., a Delaware corporation (the "Issuer" or "SigmaTron"). The principal executive office of the Issuer is located at 2201 Landmeier Road, Elk Grove Village, IL 60007.

ITEM 2. IDENTITY AND BACKGROUND.

(a) -- (c)        This Statement is being filed by a group consisting of the following:

                  (i) Cyrus Tang Revocable Trust Dated March 7, 1997 (the "Trust");
                  (ii) Tang Foundation for the Research of Traditional Chinese Medicine (the "Research Foundation"); and
                  (iii)    Cyrus Tang, an individual.

The above are collectively referred to as the "Reporting Persons".

Cyrus Tang is the sole trustee and beneficiary of the Trust, which is formed under the laws of Nevada. Mr. Tang's present principal occupation is President of Tang Industries, Inc., a holding company, which owns, among other businesses, National Material L.P., GF Furniture, L.P., and Curatek Pharmaceuticals, L.P. Mr. Tang's business address is 3773 Howard Hughes Parkway - #350 N, Las Vegas, Nevada 89109.

The Research Foundation is a charitable foundation formed under the laws of Nevada for the principal purpose of identifying and analyzing traditional Chinese medicine, and establishing and equipping a medical institute. The Research Foundation's principal office is located at 3773 Howard Hughes Parkway
- #350 N, Las Vegas, Nevada 89109. The Research Foundation is run by a board of directors. The name, address and present principal occupation of each of the directors of the Research Foundation are set forth in Appendix A attached hereto. Cyrus Tang is a member of the Research Foundation's board of directors as well as the sole life member of the Research Foundation. As the sole life member of the Research Foundation, Cyrus Tang has the sole authority, for as long as he shall live, to appoint, dismiss and replace the members of the board of directors in his sole discretion. Cyrus Tang has effective control over the board of directors of the Research Foundation.

         (d) During the last five years, neither Cyrus Tang nor, to the best of the Research Foundation's knowledge, any of the directors of the Research Foundation have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Cyrus Tang nor, to the best of the Research Foundation's knowledge, any of the directors of the Research Foundation have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Cyrus Tang is a citizen of the United States. Each director of the Research Foundation is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         N/A (disposition).

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Persons are submitting this Amendment No. 3 to this
Schedule 13D in accordance with Rule 13d-2(a) under the Act. Over a period from October 3, 2003 to October 21, 2003, the Trust sold 71,350 shares of the Issuer's Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Such shares represent approximately 1.9% of the 3,579,319 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q, which was filed on December 11, 2003 (the "Quarterly Report"). Over a period from September 11, 2003 to October 15, 2003, the Research Foundation sold 100,000 shares of the Issuer's Common Stock pursuant to Rule 144 under the Securities Act. Such shares represent approximately 2.7% of the 3,579,319 shares of Common Stock outstanding as reported by the Issuer in the Quarterly Report. On December 29, 2003, the Trust transferred, via a bona fide gift, 20,000 shares of the Issuer's Common Stock to Chung Ying Tang Foundation, a Nevada foundation (the "Chung Ying Foundation"), under the control of Cyrus Tang. Such shares represent approximately 0.6% of the 3,579,319 shares of Common Stock outstanding as reported by the Issuer in the Quarterly Report.

         From the inception of the Issuer as a public company, two of the seven members of the Issuer's board of directors have been or continue to be affiliated with Cyrus Tang. Director John P. Chen is Chief Financial Officer of National Material L.P., a company controlled by Cyrus Tang. Mr. Chen is also Cyrus Tang's son-in-law. Director Franklin D. Sove was Vice President of Tang Industries, Inc., a company also controlled by Cyrus Tang, until December 2002.

         As of the date of this Schedule, the Reporting Persons have no present intention to: (i) change or influence the control of the Issuer; (ii) acquire additional securities of the Issuer; (iii) dispose of securities of the Issuer;
(iv) initiate or effect any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) undertake an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer; or (vi) otherwise assert control over the Issuer.

         This Amendment 3 to Schedule 13D is being filed with respect to the disposition of shares by the Trust and the Research Foundation. As the Reporting Persons meet the definition of a "group" for purposes of Section 13(d) of the Securities Act, this Schedule 13D has been filed by the Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Trust holds 397,063 shares of Common Stock of the Issuer which represents approximately 11.1% of the 3,579,319 shares of Common Stock outstanding as reported by the Issuer in the Quarterly Report.

         The Research Foundation holds 257,234 shares of Common Stock of the Issuer which represents approximately 7.2% of the 3,579,319 shares of Common Stock outstanding as reported by the Issuer in the Quarterly Report.

         Cyrus Tang does not hold any shares of Common Stock of the Issuer in his individual capacity.

         In the aggregate, the Reporting Persons hold 654,297 shares of the Common Stock of the Issuer which represents approximately 18.3% of the 3,579,319 shares of Common Stock outstanding as reported by the Issuer in the Quarterly Report.

         (b) As described in Item 6 below, as of the date of this filing, Cyrus Tang effectively has the sole power to vote or to direct the vote, as well as the sole power to dispose or to direct the disposition of, 654,297 shares of Common Stock of the Issuer.

         (c) In addition to the transactions described in Item 4 above, (i) on January 6, 2004, the Chung Ying Foundation sold 10,616 shares of the Issuer's Common Stock at a price of $28.0287 per share, (ii) on January 7, 2004, the Chung Ying Foundation sold 2,915 shares of the Issuer's Common Stock at a price of $28.0000 per share, (iii) on January 12, 2004, the Chung Ying Foundation sold 6,469 shares of the Issuer's Common Stock at a price of $28.7500 per share, and
(iv) on January 20, 2004, the Research Foundation sold 20,000 shares of the Issuer's Common Stock at a price of $31.2500 per share. These transactions were effected pursuant to Rule 144 under the Securities Act

         (d)      None.

         (e) The Cyrus Tang Foundation (f/k/a Tang Family Foundation) ceased to be the beneficial owner of more than 5% of Common Stock of the Issuer on December 31, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


         Cyrus Tang is the sole trustee and beneficiary of the Trust. Pursuant to the terms of the Trust agreement, Cyrus Tang has the sole authority to direct the disposition and voting of the shares of the Issuer's Common Stock owned by the Trust, and may revoke the Trust at any time. Furthermore, although the Research Foundation and the Chung Ying Foundation are managed by a board of directors, the members of the Research Foundation's and the Chung Ying Foundation's boards of directors are affiliates of Cyrus Tang and, pursuant to the charters of the Research Foundation and the Chung Ying Foundation, Cyrus Tang, as the sole life member of the Research Foundation and the sole life member of the Chung Ying Foundation, has the ability to terminate and replace the board members of the Research Foundation and the Chung Ying Foundation in his sole discretion. Therefore, Cyrus Tang effectively controls the decisions of such boards on all Research Foundation and Chung Ying Foundation matters, including decisions relating to the shares of Common Stock of the Issuer held by the Research Foundation and the Chung Ying Foundation.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 3, 2004


CYRUS TANG

Signature:        /s/ Cyrus Tang
                  ---------------------------------


CYRUS TANG REVOCABLE TRUST DATED MARCH 17, 1997

Signature:        /s/ Cyrus Tang
                  ---------------------------------

Name/Title:       Cyrus Tang, Sole Trustee


TANG FOUNDATION FOR THE RESEARCH OF TRADITIONAL CHINESE MEDICINE

Signature:        /s/ Vytas P. Ambutas
                  ---------------------------------

Name/Title:       Vytas P. Ambutas, Assistant Secretary


ATTENTION:                          INTENTIONAL MISSTATEMENTS OR OMISSIONS OF
                                    FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                                    (SEE 18 U.S.C. 1001).

                                   APPENDIX A

              Directors of the Tang Foundation for the Research of
                          Traditional Chinese Medicine



1. Cyrus Tang     3773 Howard Hughes Parkway - #350 N           Director.
                  Las Vegas, NV 89109                           President of
                                                                Tang
                                                                Industries, Inc.

2. Michael Tang   3773 Howard Hughes Parkway - #350 N           Director.
                  Las Vegas, NV 89109                           Vice
                                                                Chairman of
                                                                National
                                                                Material L.P.
                                                                Cyrus Tang's
                                                                son.

3. Stella Liang   3773 Howard Hughes Parkway - #350 N           Director.
                  Las Vegas, NV 89109                           Employee of
                                                                Tang
                                                                Industries, Inc.